BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

March 21, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

TW SEF LLC – Added in Execute or Trade section

Changes to Principals

JEROME MORISSEAU – Removed as Principal

Changes to Ownership Structure

BofaSE is 99.9% owned by NB Holdings, and .1% owned by another affiliate, Merrill Lynch Group Holdings I, LLC